SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

EQGP Holdings, LP

(Name of Issuer)

Equitrans Midstream Corporation

(Name of Person Filing Statement)

Common Units representing limited partner interests

(Title of Class of Securities)

26885J103

(CUSIP Numbers of Class of Securities)

Kirk R. Oliver

Senior Vice President and Chief Financial Officer

625 Liberty Avenue, Suite 2000

Pittsburgh, PA 15222

(412) 395-2688

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

Joshua Davidson

Mike L. Bengtson

Mollie H. Duckworth

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002-4995

(713) 229-1234

This statement is filed in connection with (check the appropriate box):

☐ a.                          The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ b.                         The filing of a registration statement under the Securities Act of 1933.

☐ c.                          A tender offer.

☒ d.                       None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$529,234,160	$64,144

*                  Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests (the EQGP Common Units) of EQGP Holdings, LP (EQGP) not owned by Equitrans Midstream Corporation (ETRN) and its affiliates at a purchase price of $20.00 per EQGP Common Unit, net to the seller in cash. On November 29, 2018, 302,470,474 EQGP Common Units were outstanding, of which 276,008,766 were owned by ETRN and its affiliates. Accordingly, this calculation assumes the purchase of 26,461,708 EQGP Common Units, the maximum number of EQGP Common Units that may be acquired in the transactions.

+                 The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019 issued by the Securities and Exchange Commission, equals $121.20 per million dollars of the transaction value.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $64,144

Filing party: Equitrans Midstream Corporation

Form or registration No.: SC 13E-3

Date filed: November 30, 2018

This transaction has not been approved or disapproved by the United States Securities Exchange Commission (the SEC) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in the document. Any representation to the contrary is unlawful.

This Amendment No. 3 (this Amendment No. 3) amends and supplements the Transaction Statement on Schedule 13E-3 originally filed on November 30, 2018, as amended and supplemented by Amendment No. 1 filed on December 11, 2018 and Amendment No. 2 filed on January 3, 2019 (as amended, the Transaction Statement), by Equitrans Midstream Corporation, a Pennsylvania corporation (ETRN). All capitalized terms used in this Amendment No. 3 have the meanings ascribed to them in the Transaction Statement.

This Transaction Statement relates to the purchase of all outstanding EQGP Common Units (other than the EQGP Common Units owned by ETRN and its affiliates) by ETRN pursuant to the Unit Purchases and the exercise of the Limited Call Right at a price per EQGP Common Unit of $20.00.

This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act, as a final amendment to the Transaction Statement to report the results of the 13e-3 transaction subject to the Transaction Statement. Except as otherwise set forth below, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Amendment No. 3.

The items of the Transaction Statement set forth below are hereby amended and supplemented as follows:

Items 1 through 9, 11, and 13 through 15.

On January 10, 2019 (the LCR Closing Date), ETRN completed the exercise of the Limited Call Right and purchased all of the outstanding EQGP Common Units (other than the EQGP Common Units owned by ETRN and its affiliates) at a price per EQGP Common Unit of $20.00.

Following the consummation of the Limited Call Right, ETRN and its affiliates own all of the economic interests of EQGP and are entitled to all of the benefits resulting from those interests. In addition, as a result of the consummation of the Limited Call Right, there is no longer a public market for the EQGP Common Units. Therefore, trading of the EQGP Common Units on the NYSE has been suspended, effective as of the LCR Closing Date. Also on the LCR Closing Date, EQGP filed a Form 25 with the SEC to voluntarily withdraw the EQGP Common Units from listing on the NYSE and from registration under Section 12(b) of the Exchange Act. The EQGP Common Units will continue to be listed through January 21, 2019 and will no longer be listed on January 22, 2019. EQGP intends to file a Form 15 with the SEC on January 22, 2019 requesting that the reporting obligations of EQGP under Sections 13(a) and 15(d) of the Exchange Act be suspended.

Item 16.  Exhibits.

Item 1016(a)-(d), (f) and (g) of Regulation M-A

Exhibit No.	Description
(a)(3)*	Disclosure Statement, dated December 11, 2018
(a)(5)(i)*	Press Release, dated November 30, 2018, issued by ETRN
(a)(5)(ii)*	Press Release, dated December 31, 2018, issued by ETRN (furnished as Exhibit 99.1 to Form 8-K filed by Equitrans Midstream Corporation on December 31, 2018 and incorporated herein by reference)
(a)(5)(iii)	Press Release, dated January 10, 2019, issued by ETRN (furnished as Exhibit 99.1 to Form 8-K filed by Equitrans Midstream Corporation on January 10, 2019 and incorporated herein by reference)
(b)(1)*	Commitment Letter, dated November 28, 2018, among Equitrans Midstream Corporation, Goldman Sachs Bank USA, Guggenheim Securities, LLC and certain other financing sources party thereto
(b)(2)*

Credit Agreement, dated as of December 31, 2018, among Equitrans Midstream Corporation, Goldman Sachs Bank USA, as Administrative Agent and Initial Lender, PNC Bank, National Association, as Collateral Agent, and the other lenders from time to time party thereto (filed as Exhibit 10.1 to Form 8-K filed by Equitrans Midstream Corporation on December 31, 2018 and incorporated herein by reference)

(c)(1)*	Materials prepared by Guggenheim Securities LLC for the Board of Directors of Equitrans Midstream Corporation, dated November 17, 2018
(c)(2)*	Materials prepared by Guggenheim Securities LLC and Goldman Sachs & Co. LLC for the Board of Directors of Equitrans Midstream Corporation, dated November 24, 2018
(d)(1)*

Second Amended and Restated Agreement of Limited Partnership of EQGP Holdings, LP, dated as of October 12, 2018 (filed as Exhibit 10.1 to Form 8-K filed by EQGP Holdings, LP on October 15, 2018 and incorporated herein by reference)

(d)(2)*

Revolving Credit Agreement, dated as of October 31, 2018, by and among Equitrans Midstream Corporation, PNC Bank, National Association, as administrative agent, swing line lender and L/C issuer, and the other lenders party

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Exhibit No.	Description
thereto (filed as Exhibit 10.1 to Form 8-K filed by Equitrans Midstream Corporation on October 31, 2018 and incorporated herein by reference)
(d)(3)*

Separation and Distribution Agreement, dated as of November 12, 2018, by and among EQT Corporation, Equitrans Midstream Corporation and, solely for certain limited purposes therein, EQT Production Company (filed as Exhibit 2.1 to Form 8-K filed by Equitrans Midstream Corporation on November 13, 2018 and incorporated herein by reference)

(d)(4)*

Working Capital Loan Agreement, dated as of November 13, 2018, between Equitrans Midstream Corporation and EQGP Holdings, LP (filed as Exhibit 10.4 to Form 8-K filed by Equitrans Midstream Corporation on November 13, 2018 and incorporated herein by reference)

(d)(5)*

Omnibus Agreement, dated as of November 13, 2018, by and among Equitrans Midstream Corporation, EQGP Holdings, LP, EQGP Services, LLC and for certain limited purposes EQM Midstream Partners, LP (filed as Exhibit 10.1 to Form 8-K filed by Equitrans Midstream Corporation on November 13, 2018 and incorporated herein by reference)

(d)(6)*

Omnibus Agreement, dated as of November 13, 2018, by and among Equitrans Midstream Corporation, EQM Midstream Partners, LP and EQM Midstream Services, LLC (filed as Exhibit 10.2 to Form 8-K filed by Equitrans Midstream Corporation on November 13, 2018 and incorporated herein by reference)

(d)(7)*

Secondment Agreement, dated as of November 13, 2018, by and among Equitrans Midstream Corporation, EQM Midstream Partners, LP and EQM Midstream Services, LLC (filed as Exhibit 10.3 to Form 8-K filed by Equitrans Midstream Corporation on November 13, 2018 and incorporated herein by reference)

(d)(8)*	Unit Purchase Agreement, dated November 29, 2018, among Equitrans Midstream Corporation and funds managed by Neuberger Berman Investment Adviser LP
(d)(9)*	Unit Purchase Agreement, dated November 29, 2018, among Equitrans Midstream Corporation and funds managed by Goldman Sachs Asset Management, L.P.
(d)(10)*	Unit Purchase Agreement, dated November 29, 2018, among Equitrans Midstream Corporation and funds managed by Cushing Asset Management, LP
(d)(11)*	Unit Purchase Agreement, dated November 29, 2018, among Equitrans Midstream Corporation and funds managed by Kayne Anderson Capital Advisors, L.P.
(d)(12)*	Unit Purchase Agreement, dated November 29, 2018, by and between Equitrans Midstream Corporation and ZP Energy Fund, L.P.
(d)(13)*

First Amendment to Credit Agreement, dated as of December 31, 2018, by and among Equitrans Midstream Corporation, the lender parties thereto, and PNC Bank, National Association, as Administrative Agent (filed as Exhibit 10.2 to Form 8-K filed by Equitrans Midstream Corporation on December 31, 2018 and incorporated herein by reference)

(f)	None
(g)	None

*                                         Filed previously.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2019

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ KIRK R. OLIVER
	Name:	Kirk R. Oliver
	Title:	Senior Vice President and Chief Financial Officer

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